Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 7, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 1, 2025, The Nasdaq Stock Market (the "Exchange") received from Polibeli Group Ltd (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Class A Ordinary Shares, par value US$0.00001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b), and we hereby join in such request.

Sincerely,